UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2008

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company





TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer           Pearson plc
of existing shares to which voting rights are attached(1):

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the           Aviva plc & its subsidiaries
notification obligation(1):

4. Full name of shareholder(s) (if different from 3.)(1):
Registered Holder:
BNY Norwich Union Nominees
Limited 6,697,515*
BT Globenet Nominees Limited
9,588*
Chase GA Group Nominees Limited
17,355,318*
Chase Nominees Limited 1,486,793
*
CUIM Nominee Limited 4,905,483*
Triodos SICAV I Values Equity
Fund 6,000*
Vidacos Nominees Limited 178,578
*
* denotes direct interest
R C Greig Nominees Limited 1,450
BONY Londres IIS 189,893
Chase Nominees Limited 3,866,008
Delta Lloyd Institutionale
Sustainable Futures Fund 70,234
Triodos Meerwaarde Aandelen
Fonds 70,000
Triodos Meerwaarde Mixfonds
12,000
Vidacos Nominees Limited
6,452,855

5. Date of the transaction (and date on which the 05 March 2008 threshold is crossed or reached if different)(1):

6. Date on which issuer notified:                  06 March 2008

7. Threshold(s) that is/are crossed or reached:    4% to 5% change at Combined
                                                   Interest Level


8. Notified details:



A: Voting rights attached to shares
Class/type   Situation previous to the  Resulting situation after the triggering
of shares    Triggering transaction (1)  transaction (1)
if possible
using the    Number of     Number of     Number of   Number of voting rights ix
ISIN CODE    Shares        Voting Rights shares
                           viii          Direct       Direct x      Indirect xi

Ordinary
Shares

GB0006776081  40,126,002    40,126,002    30,639,275    30,639,275    10,662,440


% of voting rights
Direct     Indirect
3.79%        1.32%



B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of     Expiration Exercise/       Number of voting rights that may  % of
financial   date xiii  Conversion      be acquired if the instrument is  voting
instrument             Period/ Date    exercised/ converted.             rights
                       xiv
N/A

Total (A+B)
Number of voting rights                      % of voting rights
         41,301,715                                5.11%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
                                 See Section 4



Proxy Voting:


10. Name of the proxy holder:                                     See Section 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional          Figures are based on a total number of voting rights of
information:            808,334,316.

14. Contact name:       Neil Whittaker

15. Contact telephone
number:                 01603 684420


 SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 06 March, 2008

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary